

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 28, 2010

Vincent Browne
Chief Executive Officer
Flint Telecom Group, Inc.
7500 College Blvd., Suite 500
Overland Park, KS 66210

      **Re: Flint Telecom Group, Inc.
            Form 10-K for the Year Ended June 30, 2010
            Filed October 21, 2010
            Form 10-Q for the Quarterly Period Ended September 30, 2010
            File Number 001-15569**

Dear Mr. Browne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent applicable, please revise your Form S-1 filed on December 3, 2010 (File No. 333-170953), to reflect the comments issued below.

Form 10-K for the Year Ended June 30, 2010
Part I

Item 1. Business, Part II, page four

2. Tell us whether the subsidiaries that were disposed of in 2010 were acquired prior to your 2008 reverse merger.

Available Information and Forward Looking Statements, page 9

3. Update the Commission's current address. Since your common stock is considered a penny stock, you may not rely upon the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Please revise to remove the reference.

Item 9A(T). Controls and Procedures, page 19

4. Please revise to clarify that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective as of the end of the period covered by the report.

Part III

Item 10. Directors and Executive Officers of the Registrant, page 20

5. Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

Item 11. Executive Compensation, page 23

6. Tell us why Mr. Fried has not been included in your Summary Compensation Table.

7. Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 25

8. Please revise to disclose the natural persons who control AGS Capital Group LLC.

9. Please revise to reconcile the share ownership attributed to Vincent Browne. For example, while you disclose that he controls Flint Telecom Ltd., you also attribute only 13,862,071 shares held by that entity (out of the 21,003,139 noted in the table) in footnote four. Please advise and revise.

Consolidated Balance Sheets, page F-3

10. We note that Michael Butler has the right to rescind the convertible preferred stock agreement in the event that you should enter into a voluntary or involuntary bankruptcy. Please tell us how you considered ASC Topic 480-10-S99 when evaluating whether the preferred stock should be classified in the mezzanine in your balance sheets. Tell us

what would occur if Michael Butler decides to rescind the agreement should a required event occur.

Statement of Stockholders Equity (Deficit) and Other Comprehensive Loss, page F-6

11. Please tell us in detail what is included in accumulated comprehensive loss. Refer to your basis in the accounting literature.

2. Significant Accounting Policies, page F-13

Revenue Recognition, page F-13

12. We note your disclosure on pages 4 and 5 that you sell numerous products and services. However, your revenue recognition policy is brief and does not provide adequate insight into how you recognize revenue for the various services that are provided by you. Please expand your policy to discuss how you recognize revenue for each type of product and service offered and explain in detail why your accounting is appropriate.

13. In addition, you disclose that Phone House, Inc is a master distributor for discount calling products. These products are currently sold through a network of over 90 private distributors and over 10,000 retail outlets. Furthermore, you state that Flint Prepaid is a retail focused company selling directly to end-users through master distributers and retailers. For all of your prepaid products and services, tell us if you recognize revenue upon sale to a distributor, sale to a retailer, sale to the end user or when the prepaid service is provided. Disclose your return policy regarding these prepaid cards and services. Tell us whether you are obligated to provide services to the end user in any circumstance.

14. Also, provide us with your analysis of ASC Topic 605-45 with respect to the general concept of reporting gross or net for your sales of prepaid cards and services.

4. Acquisition and Subsequent Partial Discontinuation and Partial Disposition of the CHVC Acquisition Companies, page F-16

15. With regard to your January 29, 2009 acquisition of six subsidiaries of China Voice Holdings Corp. and subsequent May 28, 2010 settlement agreement with CHVC, disclose the following in your management's discussion and analysis and notes to your financial statements:

- The business purpose for buying these subsidiaries,
- What happened during 2009 and early 2010 that made you decide to "shut down" four of the six subsidiaries.
- Who actually acquired the assets of these subsidiaries and what happened to the operations related to these four subsidiaries.

- Why CHVC agreed to forfeit its right to the repayment of the rest of any and all principal amounts due from the $7,000,000 promissory note and Series C Preferred Shares, and return 15,800,000 shares of your common shares.
- Why CHVC is a related party.

5. Acquisition and Subsequent Disposition of Semotus Solutions, Inc., page F-16

16. With regard to your October 1, 2008 acquisition of Semotus Solutions, Inc. (Semotus) and subsequent January 29, 2009 sale of Semotus to Mr. Anthony LaPine, disclose the following in your management's discussion and analysis and notes to your financial statements:

- The business purpose for buying Semotus.
- Why you chose to sell this business within four months of its purchase.
- Why you sold this business to Mr. Anthony LaPine versus an unrelated third party.
- How you determined the sales price. For example, explain why the sale price was the 3,508,000 shares of Flint restricted common stock that you had issued in the original purchase.
- What is included in net loss of $1,311,835 in discontinued operations.

9. Related Party Transactions, page F-18

Michael Butler Debt Restructure, page F-19

17. We note that you issued convertible preferred stock that converts at a discount to market price. Please:

- Tell us how you accounted for these convertible preferred stock issuances including your evaluation of any beneficial conversion feature.
- Tell us how you accounted for the discount and where you accrued for the dividends and related penalties in the financial statements.
- Provide us with more details of the conversion feature. Tell us whether it contains any reset provisions. In this regard, we note your statement "the conversion price in effect at the time of conversion."

Refer to your basis in the accounting literature that supports your accounting. Revise your disclosures accordingly.

15. Promissory Notes and Convertible Promissory Notes, page F-23

18. Tell us how you considered ASC Topic 470 for your numerous debt modifications.

Form 10-Q for the Quarter ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 23

19. Please expand your disclosure to update for developments relating to the AGS and Kodiak equity line agreements and address the likelihood that you will be able to raise the full $10 15 million under this the Kodiak financing agreement.

20. We note that you have several obligations that are past due and in default. Quantify the aggregate amount that is past due and currently in default.   Discuss the steps management is taking to satisfy these obligations and assess, based upon information known to management through discussions with your lenders, the likelihood that the company will be able continue as a going concern and satisfy these obligations prior to foreclosure and bankruptcy.

Forward Looking Statements, page 23

21. Please remove your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as it is not available for penny stock issuers.

Item 4T. Controls and Procedures, page 24

22. Revise to disclose the conclusions of your Chief Executive Officer/Chief Financial Officer as to the effectiveness of your disclosure controls and procedures. We note that in your Form z10-K you indicated that additional steps were warranted to correct material weaknesses in your internal control over financial reporting. We also note that during the first quarter of fiscal 2011, no significant changes to your internal control over financial reporting were reported. Tell us whether no changes were made because the material weaknesses have been ameliorated or, if they still exist, why no changes were made.

Form 8-K filed October 28, 2010

23. Tell us why financial statements for Ingedigit International, Inc. and Gothan Ingedigit Financial Processing Corp are not required by Article 3-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin
        Via Facsimile: (732) 577-1188